STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco  CA  94102

March 8, 2013

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington  DC  20549

RE: Standard Drilling, Inc. Form 8-K

SEC Comment Letter dated March 1, 2013

Filed on February 14, 2013

File No. 000-51569

Dear Mr. Krikorian:

This letter provides the responses of Standard Drilling, Inc. (the “Company”) to the Commission’s Comment Letter, dated March 1, 2013.

With the filing of this correspondence, the Company has also filed an amendment No. 1 (the “Form 8-K/A”) to its Current Report on Form 8-K filed February 14, 2013 (the “Original Form 8-K”).  We have set forth the Commission’s comments and the Company’s response below.

 Item 4.01 Changes In Registrant’s Certifying Accountant, page 51

1. Revise to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:  We have revised the item to include the disclosures required by Item 304(a)(1)(ii) of Regulation S-K.

2. We note your statement that you did not consult with MaloneBailey prior to their engagement on February 11, 2013 yet MaloneBailey’s opinion included in this filing is dated January 8, 2013. Please explain.

RESPONSE: We have revised our disclosure to reflect that prior to our entry into the Acquisition and Exchange Agreement with The E-Factor Corp. (“EFactor”), the private company acquired in the transaction, Malone Bailey, LLP (“MaloneBailey”) was engaged to audit EFactor. Upon the closing of the reverse merger on February 11, 2013, we dismissed M&K as our independent registered public accounting firm, and MaloneBailey will continue as our independent registered public accounting firm for the year ending December 31, 2012.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Adriaan Reinders

Chief Executive Officer